SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          ------------------------

                                SCHEDULE TO
                               (Rule 14d-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                          ------------------------

                            RITE AID CORPORATION
                     (Name of Subject Company (issuer))


                       RITE AID CORPORATION (ISSUER)
                          (Name of Filing Person)


               5.25% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                  DEALER REMARKETABLE SECURITIES DUE 2003
                     (Titles of Classes of Securities)


                                 767754AL8
                                 767754AK0
                                 767754AM6
                  (CUSIP Numbers of Classes of Securities)


                           ELLIOT S. GERSON, ESQ.
            SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            RITE AID CORPORATION
                               30 HUNTER LANE
                       CAMP HILL, PENNSYLVANIA 17011
                               (717) 975-5806
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)


                                  Copy to:

                           STACY J. KANTER, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3497



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third-party tender offer subject to Rule 14d-1.
      |X|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.




CONTACT:
Investors                                                       Media
Dave Jessick                                                    Karen Rugen
717-975-5750                                                    717-730-7766
or
investors@riteaid.com


FOR IMMEDIATE RELEASE

                     RITE AID ANNOUNCES EXCHANGE OFFER
                FOR CONVERTIBLE SUBORDINATED NOTES DUE 2002
                AND DEALER REMARKETABLE SECURITIES DUE 2003

CAMP HILL, PA, February 6, 2001 - Rite Aid Corporation (NYSE, PSE: RAD) today announced that it intends to commence an offer to exchange up to $321.6 million principal amount, or 90% of the amount outstanding, of its currently outstanding 5.25% Convertible Subordinated Notes due 2002 and up to $93.8 million principal amount, or 50% of the amount outstanding, of its currently outstanding 6.0% Dealer Remarketable Securities (SM)(1) due 2003 for Rite Aid Corporation common stock.

"As we've stated before, one of the primary goals of our turnaround plan is to reduce debt," said Bob Miller, Rite Aid chairman and chief executive officer. "In the last twelve months, we have completed privately negotiated debt for equity exchanges that reduced debt by more than $300 million and through this exchange offer, we are seeking to further reduce our debt.

"Assuming we acquire all the securities we are seeking, we will reduce debt by $415.4 million and reduce annual cash interest payments by approximately $22.5 million. We also believe that this exchange offer will expand the range of financing alternatives available to the company over the next 18 months," Miller added.

Pursuant to the terms of the exchange offer, Rite Aid intends to offer 145 shares of its common stock in exchange for each $1,000 principal amount of 5.25% Convertible Subordinated Notes due 2002 and 155 shares of its common stock in exchange for each $1,000 principal amount of 6.0% Dealer Remarketable Securities due 2003. The company intends to pay accrued interest on the exchanged securities in cash upon consummation of the exchange offer. If $321.6 million principal amount of the Convertible Subordinated Notes and $93.8 million principal amount of the Dealer Remarkable Securities are exchanged in the exchange offer, Rite Aid will issue, in the aggregate, 61.2 million shares of common stock.

Rite Aid said that holders of the 5.25% Convertible Subordinated Notes and the 6.0% Dealer Remarketable Securities will receive an offering circular outlining the details of the exchange by mail. Holders of the above listed securities may call Mellon Investor Services, LLC, the Information Agent, at 866-825-8877.

Although the exchange offer will be subject to a number of customary conditions, some of which Rite Aid may waive, the Convertible Subordinated Notes exchange offer and the Dealer Remarketable Securities exchange offer will be independent of each other and neither exchange offer is conditioned upon the exchange of a minimum principal amount of securities.

Rite Aid Corporation is one of the nation's leading drugstore chains with annual revenues of more than $14 billion and more than 3,700 stores in 30 states and the District of Columbia. Rite Aid owns approximately 15 percent of AdvancePCS, the nation's largest pharmacy benefits management and health improvement company, and approximately 15 percent of drugstore.com, a leading online source for health, beauty and pharmacy products. Information about Rite Aid, including corporate background and press releases, is available through the company's website at www.riteaid.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Rite Aid to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those in the forward-looking statements due to various factors, including those set forth under the captions "Cautionary Statement Regarding Forward-Looking Statements" in Rite Aid's filings with the Securities and Exchange Commission.

NOTICE

This announcement is neither an offer to purchase securities nor a solicitation of an offer to sell securities of Rite Aid Corporation. At the time the offer is commenced, Rite Aid Corporation will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the Offering Circular attached as an exhibit thereto, a related Letter of Transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the offer. The Offering Circular, the related Letter of Transmittal and certain other offer documents will be made available to all holders of the Convertible Subordinated Notes and Dealer Remarketable Securities at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letter of Transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's web site at www.sec.gov.

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(1)  Dealer Remarketable Securities (SM) is a service mark of J.P. Morgan Inc.